January 2, 2026

Barry Shin
Chief Financial Officer
Compass Therapeutics, Inc.
80 Guest Street
Suite 601
Boston, Massachusetts 02135

       Re: Compass Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 30, 2025
           File No. 333-292491
Dear Barry Shin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Finnbarr Murphy, Esq.